INFORMATION CIRCULAR

(Containing information as at April 13, 2009)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of First Majestic Silver Corp. (“First Majestic” or the "Company") for use at the Annual General Meeting of shareholders of the Company (the "Meeting"), and any adjournment thereof, to be held on May 28, 2009 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company at nominal cost. The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid. All costs of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the accompanying form of proxy (the “Proxy”) are the President and Chief Executive Officer and Chairman, respectively, of the Company. A shareholder has the right to appoint some other person, who need not be a shareholder, to represent the shareholder at the Meeting. A shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the names printed on the Proxy and inserting the desired person’s name in the blank space provided.

The instrument appointing a proxyholder must be signed in writing by the shareholder, or such shareholder’s attorney authorized in writing. If the shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument.

The completed Proxy must be delivered to Computershare Trust Company of Canada (“Computershare”) at the address set out in the Proxy by 10:00 am not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for holding the Meeting or any adjournment thereof, unless the Chairman of the Meeting elects to exercise his discretion to accept Proxies received subsequently.

The Proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;

(b)	signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or

(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

PROVISIONS RELATING TO THE VOTING OF PROXIES

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditors as set out in this Information Circular. The Proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. A person is not a registered shareholder (a “Non-Registered Holder”) in respect of shares which are held either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to the OBOs. Generally, an OBO who has not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with Computershare; or

(b)

more typically, be given a voting instruction form (“VIF”) which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

These securityholder materials are being sent to both registered shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for: (a) delivering these materials to you; and (b) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instruction.

The Meeting Materials sent to NOBOs who have not waived the right to receive meeting materials are accompanied by a VIF, instead of a form of proxy. By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the shares owned by it.

VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder, or his or her nominee, the right to attend and vote at the Meeting.

Please return your voting instructions as specified in the VIF. Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at April 13, 2009 there were 82,341,636 common shares without par value issued and outstanding.

Only registered shareholders of record at the close of business on April 13, 2009 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of Proxy or, where applicable, a VIF, in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his/her/its name on the list of shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and at the Meeting. The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The number of directors on the board of directors (the “Board of Directors”) of the Company is currently set at seven. Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at seven.

The term of office of each of the present directors expires at the close of the Meeting. Management proposes to nominate the persons listed below for election as directors at the Meeting and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. In the absence of instructions to the contrary, all proxies in the accompanying form will be voted “For” the nominees herein listed. Each director elected at the Meeting will hold office until the next Annual General Meeting, unless his office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the Proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors, unless the shareholder has specified in his or her Proxy that the shareholder’s Shares are to be withheld from voting on the election of directors.

The table below sets out the names of each of management’s nominees for election as directors, the municipality and province or state and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company and the number of shares of the Company beneficially owned by each nominee, directly or indirectly, or over which each nominee exercises control or direction as at April 13, 2009. All of the proposed nominees were duly elected as directors at the last Annual General Meeting of Shareholders held on May 20, 2008.

Name, Position and Residence	Principal Occupation or Employment for Past 5 Years (1)	Period as a Director of the Company	No. of Common Shares	Percentage of Issued Capital (2)

ROBERT A. McCALLUM, B.Sc., P.Eng (3) (5)(6) Chairman and Director West Vancouver, British Columbia, Canada	Professional consulting engineer and President of Robert A. McCallum Inc. from 1999 to present; President and CEO of Kensington Resources Ltd. from June 1, 2004 to October 28, 2005; Director of Shore Gold Inc. from October 28, 2005 to present.	December 15, 2005 to present.	100,000	Less than 1%

KEITH NEUMEYER CEO, President and Director London, England	President and CEO of the Company from November 3, 2001 to present; Director of the Company since December 5, 1998.	December 5, 1988 to present.	2,726,300	3.31%

RAMON DAVILA, Ing. Chief Operating Officer and Director Durango, Mexico	Chief Operating Officer of the Company from December 14, 2004 to present; Chairman of Minas La Colorado SA de CV from January 1994 to present; Chairman of Minera Lince SA de CV from September 2003 to present; Chairman of Mineral Real Victoria SA de CV from October 2003 to present; Member of the Board for Immobiliaria Aurum SA de CV from June 2005 to present.	April 15, 2004 to present.	324,540	Less than 1%

TONY PEZZOTTI (3) (4) Director Burnaby, British Columbia, Canada	Retired. Director of Pan Terra Industries Inc. from July 2007 to present.	November 30, 2001 to present.	581,000	Less than 1%

DAVID SHAW, Ph.D. (4) (5) Director Vancouver, British Columbia, Canada	President of Duckmanton Partners Ltd. from June 12, 2000 to present; President and Director of Albion Petroleum Ltd. from October 2006 to present; Director of Reef Resources Ltd. from September 2007 to April 2008, Director of Pan Pacific Aggregates plc from October 2008 to present; CEO of Columbia Gold plc from May 2007 to March 2009.	January 12, 2005 to present.	73,100	Less than 1%

ROBERT YOUNG(4) Director Richmond, British Columbia, Canada	Independent geological consultant from 1999 to present; Director of Goldrush Resources Ltd. from December 2004 to present; Advisor to Copper Mountain Mining Corporation from April 2007 to present.	September 7, 2006 to present.	10,000	Less than 1%

DOUGLAS PENROSE (3)(5) Director Kamloops, British Columbia, Canada	Vice President, Finance and Corporate Services of British Columbia Lottery Corporation from 2000 to April 2008.	September 7, 2006 to present.	10,000	Less than 1%

(1)	The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.
(2)	Based upon 82,341,636 common shares of the Company issued and outstanding as of the record date.
(3)	Member of the Audit Committee.
(4)	Member of the Human Resources, Compensation and Nominating Committee
(5)	Member of the Corporate Governance Committee

(6)	Chairman of the Board of Directors

The information as to the municipality and province, state or country of residence, principal occupation, or business or employment and the number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out in the above table has been furnished by the individual nominees as at April 13, 2009.

No director or proposed director of the Company is, or within the ten years prior to the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order, similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b)

was subject to an order issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Company has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

“CEO” of the Company means each individual who served as Chief Exectuvie Officer of the Company or acted a similar capacity for any part of the most recently completed financial year;

“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in similar capacity for any part of the most recently completed financial year;

“Named Executive Officers” means (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be a Named Execuive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

During the financial year ended December 31, 2008, the Company had three Named Executive Officers of the Company, being: Keith Neumeyer, the Chief Executive Officer of the Company, Ramon Davila, the Chief Operating Officer of the Company and Raymond Polman, the Chief Financial Officer of the Company.

COMPENSATION DISCUSSION AND ANALYSIS

The Human Resources, Compensation and Corporate Governance Committee of the Board of Directors (the “Compensation Committee”) directs the design and provides oversight of the Company’s executive compensation program and has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers. The Compensation Committee’s principal functions are to: (a) recommend compensation levels and programs for the Company’s Chief Executive Officer to the independent members of the Board of Directors; (b) recommend compensation levels and programs for all other executive officers to the full Board of Directors; and (c) administer the Company’s stock option plan (the “Option Plan”).

The Company’s Chief Executive Officer and executive officers participate in executive compensation decisions by making recommendations to the Compensation Committee regarding (a) executive officer base salary, annual bonus awards and stock option grants; (b) annual and long-term quantitative goals and the annual qualitative goals for the executive officers; and (c) participation in the Option Plan and amendments to the Option Plan, as necessary.

The Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board of Directors.

The following executive compensation principals guide the Compensation Committee in fulfilling its roles and responsibilities in the design and ongoing administration of the Company’s executive compensation program:

  Compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of qualified and experienced executives, while being fair and reasonable to shareholders;

  Compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives (both annual and long-term) in its incentive plans and by emphasizing incentives in the total compensation mix;

  Incentive compensation should be responsive to the Company’s commodity-based cyclical business environment by emphasizing operational performance over performance measures that are more directly influenced by metals prices; and

  Compensation programs should align executives’ long-term financial interests with those of shareholders by providing equity-based incentives.

While the Company does not actively benchmark its executive compensation program, and the individual components thereof, with comparable companies, it does review the compensation practices of comparable entities to ensure the compensation that it is paying to its executive officers is competitive with those other entities. The Company’s general executive compensation philosophy is to, whenever possible, pay its executive officers “base” compensation in the form of salaries that are competitive in comparison to those earned by executive officers holding comparable positions with other Canadian publicly traded entities similar to the Company while at the same time providing its executive officers with the opportunity to earn above average “total” compensation through the potential attainment of annual incentive bonuses and through the Option Plan.

Individual executive compensation consists primarily of: base salary, annual incentive bonus, stock option grants and benefits and perquisites. Each component of compensation has a specific role with respect to supporting the goals of the Company’s executive compensation program and is structured to reinforce specific job and organizational requirements. Compensation guidelines with respect to these components are established for particular positions based on job responsibilities and within the context of the Company’s overall executive compensation program.

Specific compensation amounts are recommended to the Board of Directors by the Compensation Committee after discussion amongst the members of the Compensation Committee. Each component of compensation and the decisions of the Compensation Committee about each component have an affect on their decisions regarding other compensation components. For example, if a Named Executive Officer far exceeded his individual goals and objectives, this may affect the amount of compensation paid and/or options granted. All of the compensation components together are intended to meet the Company’s compensation objectives, which are intended to allow the Company to attract and retain qualified and experienced senior management who are motivated to achieve the Company’s business plans, strategies and goals.

The Board of Directors, on the advice of the Compensation Committee, has determined to structure compensation arrangements tailored to the specific circumstances of its senior management. The Compensation Committee has accordingly determined that compensation paid to Mr. Neumeyer and Mr. Davila, both of whom are resident outside of Canada, should be structured as consulting arrangements. Please see “Summary Compensation Table”.

Base Salary

A Named Executive Officer’s base salary is intended to remunerate the Named Executive Officer for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salaries for the Named Executive Officers are set out in their employment agreements, the terms of which are described below. The base salary of each executive officer is determined by the Board of Directors based on an assessment by the Compensation Committee of his sustained performance and consideration of competitive compensation levels for the markets in which the Company operates. In making its recommendations to the Board of Directors, the Compensation Committee also considers the particular skills and experience of the individual. A final determination on executive compensation, including salary, is made by the Board of Directors in its sole discretion based on the recommendations of the Compensation Committee and its knowledge of the industry and geographic markets in which the Company operates. While the Chief Executive Officer is requested to provide to the Compensation Committee his recommendation on the Named Executive Officers’ annual base salaries, the Compensation Committee and the Board make the final determination on the annual base salaries of the Named Executive Officers. The Chief Executive Officer does not make a recommendation with respect to his own salary. The Compensation Committee does not use any type of quantitative formula to determine the base salary level of any of the Named Executive Officers.

The Company has employment agreements with each of its Named Executive Officers. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive during this term, the compensation and benefits to be provided by the Company in exchange for the executive’s services, the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment not preceded by a change in control of the Company, and the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment that is preceded by a change in control of the Company. The Committee believes that such agreements benefit the Company by clarifying the terms of employment and ensuring the Company is protected by noncompete and nondisclosure provisions.

Following are the significant terms of each the Company’s Named Executive Officers’ employment agreements:

Employment Agreement – Keith Neumeyer

The Company entered into an Employment Agreement effective January 1, 2008, pursuant to which Mr. Neumeyer is employed as President and Chief Executive Officer for an unspecified term at a current salary of CDN$5,000 per month plus benefits and the granting of stock options and the awarding of annual bonuses which shall be determined at the absolute discretion of the Board of Directors or a Committee of the Company. No bonus was paid for the year ended December 31, 2008. The Employment Agreement may be terminated by Mr. Neumeyer with 90 days’ written notice or by the Company at any time, without cause, by payment of eight months’ base salary plus benefits. After two years of employment with the Company, this amount will increase by two months for each additional year of employment. In the event of a change of control, the Company is committed to making severance payments to Mr. Neumeyer totaling eight months’ base salary plus benefits and after two years of employment with the Company, this amount will increase by two months for each additional year of employment. The Employment Agreement was amended on April 1, 2009 pursuant to which Mr. Neumeyer is paid a salary of US$5,000 per month. The amendment was retroactively applied from January 1, 2008.

Services Agreement – Keith Neumeyer

The Company’s subsidiary, Corporación First Majestic, S.A. de C.V. entered into a Services Agreement effective January 1, 2008, pursuant to which Mr. Neumeyer is engaged as an independent contractor for an unspecified term at a fee of USD$15,000 per month plus benefits and the granting of stock options and the awarding of annual bonuses which shall be determined at the absolute discretion of the Board of Directors or a Committee of the Company. No bonus was paid for the year ended December 31, 2008. The Services Agreement may be terminated by Mr. Neumeyer with 90 days’ written notice or by the Company at any time, without cause, by payment of eight months’ base payment plus benefits. After two years of engagement with the Company, this amount will increase by two months for each additional year of engagement. In the event of a change of control, the Company is committed to making severance payments to Mr. Neumeyer totaling eight months’ base payments plus benefits and after two years of engagement with the Company, this amount will increase by two months for each additional year of engagement.

Consulting Agreement – Ramon Davila

The Company entered into a Consulting Agreement dated February 10, 2006, as amended October 1, 2007 and February 13, 2008 pursuant to which Mr. Davila was retained as a consultant with respect to the Company’s operations in Mexico for an unspecified term at a current salary of US $20,000 per month plus benefits and the awarding of annual bonuses which shall be determined at the absolute discretion of the Compensation Committee but in any event, shall not be less than US $10,000 annually. US$40,000 was paid to Mr. Davila as a bonus during the year ended December 31, 2008 for performance in 2005, 2006, 2007 and 2008. Mr. Davila is also entitled to receive a contribution to his monthly premium for a medical insurance plan to a maximum of US$400 per month. The Consulting Agreement may be terminated by Mr. Davila with 90 days’ written notice or by the Company at any time with, without cause, by payment of six months’ consulting fees. This amount will increase by two months for each additional year of consulting. In the event of a change of control, the Company is committed to making severance payments to Mr. Davila totaling twelve months’ base salary plus benefits.

Employment Agreement – Raymond Polman

The Company entered into an Employment Agreement effective February 1, 2007 and amended May 1, 2007, February 1, 2008 and May 20, 2008, pursuant to which Mr. Polman is employed as Chief Financial Officer for an unspecified term at a current salary of $15,500 per month plus benefits and the granting of stock options and the awarding of annual bonuses which shall be determined at the absolute discretion of the President, Chief Executive Officer and Compensation Committee of the Company. $25,000 was paid to Mr. Polman as a bonus during the year ended December 31, 2008 for performance in 2007. The Employment Agreement may be terminated by Mr. Polman with 60 days’ written notice or by the Company at any time, without cause, by payment of six months’ base salary plus benefits. This amount will increase by one month for each additional year of employment to a maximum total of 18 months base salary. In the event of a change of control, the Company is committed to making severance payments to Mr. Polman totalling six months’ base salary plus benefits and this amount will increase by one month for each additional year of employment to a maximum total of 18 months base salary.

Discretionary Bonus Payments

Subject to the caveat that the payment of any bonus always remains in the discretion of the Board of Directors, the Company’s executive officers are eligible for annual cash incentive bonuses. The bonus component is intended to recognize and reward accomplishments in a given year measured against the annual performance of the Company compared to key quantitative, operational objectives established by the Compensation Committee. For 2008, Company performance was measured based on production and resource growth (both measured by number of ounces) and cost containment (measured in dollars per ounce). In addition to company measures, the Compensation Committee considers the individual performance of each Named Executive Officer. The Company does not set performance goals for its senior management which are based on share price or earnings per share.

Currently, no formal written bonus plan has been adopted by the Company and as such, the bonus component of the Named Executive Officers’ compensation is at the discretion of the Compensation Committee and the Board of Directors. Bonus awards are subject to the Board of Directors determining whether or not it is appropriate to pay a cash bonus at the time depending on the Company’s cash position. The Compensation Committee, after consultation with the Chief Executive Officer and other members of management, considers all relevant factors and makes recommendations to the Board of Directors with respect to payment of bonuses to individual Named Executive Officers. Notwithstanding the foregoing, whether any particular performance criteria have been satisfied is determined by the Board of Directors in its sole discretion (upon recommendation from the Compensation Committee). In determining whether or not to pay a bonus the Board of Directors considers all of the information available to it at the time of such determination including, but not limited to, the Company’s overall performance for the year, general market and economic conditions, and the performance of each particular executive officer in light of the foregoing. See “Information Respecting the Company – Executive Compensation – Summary Compensation Table” for information on the actual annual incentive bonus paid to each of the Named Executive Officers for the most recently completed financial year.

Option Based Awards

The stock option component of executive officers’ compensation is intended to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company to acquire shares, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs. Grants under the Option Plan are intended to provide long term awards linked directly to the market value performance of the Company’s shares. The Compensation Committee reviews management’s recommendations for and itself recommends to the Board of Directors the granting of stock options to management, directors, officers and other employees and consultants of the Company and its subsidiaries. Stock options are granted according to the specific level of responsibility of the particular executive and the number of options for each level of responsibility is determined by the Compensation Committee. The number of outstanding options is also considered by the Compensation Committee when determining the number of options to be granted in any particular year due to the limited number of options which are available for grant under the Option Plan.

The Option Plan was adopted by the shareholders at the 2008 Annual General Meeting held May 20, 2008. The Option Plan complies with the rules set forth for such plans by the Toronto Stock Exchange (the “TSX”).

The material terms of the Option Plan as it currently exists can be summarized as follows:

General

  The Board of Directors may from time to time grant to directors, employees or consultants options to acquire shares of the Company. The Option Plan is administered by the Corporate Secretary on the instructions of the Board of Directors.

  The maximum number of shares issuable under the Option Plan, together with the number of shares issuable under outstanding options granted otherwise than under the Option Plan, shall not in the aggregate exceed 10% of the issued and outstanding shares (calculated as at the award date of such options). The Company is prohibited from granting options to any one person which will, when exercised, exceed 5% of the issued and outstanding shares of the Company. If an option expires or is otherwise terminated without having been exercised in full, the number of shares in respect of which the option expired or terminated shall again be available for the purposes of the Option Plan.

Expiry of Options

  The expiry date of an option shall be the date fixed by the Board of Directors at the time the particular option is granted, provided that the expiry date shall not exceed five years from the date of grant.

  In the event of the death or disability of an option holder, the expiry date shall be one year from the date of death or disability. Any options which are unvested as of the date of death or disability will not vest. Notwithstanding the foregoing, the Board of Directors may, in their discretion, determine that any unvested options of the option holder will immediately vest and become exercisable.

  In the event the option holder is a director and ceases to be a director of the Company other than by reason of death or disability, all unvested options shall immediately vest and become exercisable and the expiry date of the option shall be the 90th day following the date the option holder ceased to be a director of the Company (unless the option holder ceases to be a director as the result of certain prescribed circumstances).

  In the event that an option holder is an employee and ceases to be employed by the Company (other than by reason of death, disability, mandatory retirement, a change of control, termination for cause or as a result of an order of a regulatory body) the expiry date of the option shall be the 60th day following the date the employee ceases to be employed. All options which are not vested as of the date the employee ceases to be employed shall not vest. Notwithstanding the foregoing, the Board of Directors may, in their discretion, determine that any unvested options of the option holder will immediately vest and become exercisable. If the employee ceases to be an employee by reason of mandatory retirement, all unvested options will immediately vest and become exercisable and the expiry date will be one year from the date of retirement.

  In the event that an option holder is a consultant of the Company (and is not a director or officer of the Company), and, upon completion of the contract under which the consultant provided services to the Company the consultant is subsequently hired by the Company as an employee, the options previously granted to the consultant will flow through to the employee on the terms and conditions as the original grant of options.

Exercise Price

  The exercise price of options shall be determined by the Board of Directors and announced as of the award date and shall not be less than the closing price of the shares on the TSX on the last day immediately preceding the grant. Once the exercise price has been determined by the Board of Directors and the option has been granted, the exercise price can only be reduced, in case of options held by insiders of the Company, if disinterested shareholder approval is obtained at a meeting of the shareholders of the Company.

Vesting of Options

  Options granted will vest in equal portions over a period of 18 months, as follows:
Vesting Period	Total Percentage Vested
Date of Award	25%
6 months from Date of Award	50%
12 months from Date of Award	75%
18 months from Date of Award	100%

Assignment of Options

  Options are non-assignable and non-transferable. Notwithstanding the foregoing, an option holder may transfer an option to a corporation which is 100% owned by the option holder provided that the transfer is permitted by, and is effected in accordance with, the applicable securities laws and the policies of the TSX.

Amendment and Termination

  Subject to the approval of the TSX, the Board of Directors may from time to time amend the Option Plan and the terms and conditions of any option thereafter to be granted. Any such amendment shall not alter the terms of any options granted prior to such amendment.

  Subject to the approval of the TSX and with the consent of the affected option holders, the Board of Directors may from time to time retrospectively amend the Option Plan and retrospectively amend the terms and conditions of any options granted subject to obtaining disinterested shareholder approval, if required.

  Notwithstanding anything else contained in the Option Plan and subject to any necessary approval required by the applicable securities legislation, the Board of Directors may in its discretion (a) extend the expiry date of any option (provided that in no case shall the expiry date be extended beyond five years from the date of grant); (b) alter or change the vesting terms applicable to an option, including the accelerated vesting schedule; (c) reduce the exercise price; or (d) amend any other term of an outstanding option, provided that, if required by the rules or regulations of the TSX, disinterested shareholder approval must be obtained for a reduction in the exercise price if the option holder is an insider of the Company at the time of the proposed amendment.

  Any substantive amendments to the Option Plan are subject to the Company first obtaining the approvals of the shareholders of the Company and the TSX.

  The Board of Directors may terminate the Option Plan at any time provided that such termination will not alter the terms or conditions of any option awarded prior to the date of such termination.

Financial Assistance

  The Company does not offer financial assistance in respect of the exercise of options.

Benefits and Perquisites

The primary purpose of providing benefits and limited perquisites to the Company's executives is to attract and retain the talent to manage the Company. The Company intends the type and value of benefits and perquisites offered to be competitive with overall market practices. Details of the benefits and perquisites provided to the Named Executive Officers are disclosed in the All Other Compensation column of the 2008 Summary Compensation Table set forth in this Information Circular. The primary benefits for the Company’s executives include participation in the Company’s broad-based plans: health and dental coverage, various company-paid insurance plans, including disability and life insurance, paid time off and paid holidays. In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides shareholder value. In addition, perquisites that promote efficient performance of the Company’s executives are also considered. The limited perquisites the Company provides its executives may include a company vehicle, Spanish lessons and fitness classes.

Retirement Policy

The Company does not have a retirement policy for its executive officers.

Review / Modifications

The Company’s executive compensation program is reviewed and considered at least annually by the Compensation Committee to determine if the objectives of the executive compensation program are being achieved and whether any modifications to that program are required. This includes a review of base salaries payable, potential bonuses payable and entitlement and participation in equity related incentive plans for all executive officers. It also includes a review of the metrics used to assess performance, the targets established with respect to those performance metrics, whether previously established targets have been achieved and to what degree, and whether the performance metrics and targets are still appropriate in light of the then current industry, stock market and general economic conditions. The Compensation Committee considers the establishment of new performance metrics and related targets to be used to assess executive officer performance and determine executive officer compensation on a go-forward basis. In completing this review, the Compensation Committee considers the recommendations of management and the Chief Executive Officer in particular. Upon completion of that review, the Compensation Committee in turn makes its recommendations with respect to the Company’s executive compensation program to the full Board of Directors. The Board of Directors then approves the executive compensation program, including the individual components thereof, subject to any modifications it deems necessary.

Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return for C$100 invested in common shares of the Company on January 1, 2004 against the cumulative total shareholder return of the S&P/TSX Composite Index for such period, assuming reinvestment of all dividends.

SUMMARY COMPENSATION TABLE

The following table sets forth compensation information for the fiscal year ended December 31, 2008 for the (a) President and Chief Executive Officer of the Company; (b) the Chief Operating Officer of the Company; and (c) the Chief Financial Officer of the Company, who are the “Named Executive Officers” for the purposes of this Information Circular.

					Non-equity incentive
					plan compensation
					($)

			Share-	Option-	Annual	Long-term	Pension	All other	Total
Name and			based	based	incentive	incentive	value	compensation	compensation
principal		Salary	awards	awards	plans(3)	plans	($)	($)	($)
position	Year	($)(1)	($)	($)(2)

Keith Neumeyer CEO	2008	$255,840	Nil	$357,500	Nil	Nil	Nil	$4,312(4)	$617,652

Ramon Davila COO	2008	$255,840	Nil	$313,500	$50,376	Nil	Nil	$5,878(5)	$625,594

Raymond Polman CFO	2008	$184,020	Nil	$206,000	$25,000	Nil	Nil	Nil	$415,020

(1)

Compensation for Mr. Neumeyer and Mr. Davila is paid in US dollars. The rate of exchange used to convert US dollars to Canadian dollars is 1.0660 which is the average rate for 2008 as posted by the Bank of Canada.

(2)	The value of the option based awards was calculated using the Black-Scholes Option Pricing Model.

(3)

Mr. Davila’s compensation comprises of $7,736 for finder’s fee, $42,640 (US$40,000) bonus paid during the year ended December 31, 2008 for performance in 2005, 2006, 2007 and 2008.. The rate of exchange used to convert US dollars to Canadian dollars is 1.0660 which is the average rate for 2008 as posted by the Bank of Canada. Mr. Polman’s compensation comprises of a bonus paid during the year ended December 31, 2008 for performance in 2007.

(4)	Represents insurance premiums payable by the Company for personal insurance for Mr. Neumeyer during the year ended December 31, 2008.

(5)

Represents insurance premiums payable by the Company for personal insurance for Mr. Davila during the year ended December 31, 2008. The rate of exchange used to convert US dollars to Canadian dollars is 1.2246 per Bank of Canada on December 31, 2008.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following tables sets forth the outstanding share-based awards and option-based awards granted to the Named Executive Officers of the Company during the most recently completed financial year:

	Option-based Awards				Share-based Awards

Market or
	Number of					payout value
	securities			Value of	Number of	of share-
	underlying			unexercised in-	shares or units	based awards
	unexercised	Option		the-money	of shares that	that have not
	options	exercise price	Option	options	have not vested	vested
Name	(#)	($)	expiration date	($)	(#)	($)

Keith Neumeyer, CEO	50,000 240,000 100,000	$3,62 $1.44 $1.56	28-Aug-13 10-Nov-13 17-Dec-13	$Nil $175,200 $ 61,000	Nil	Nil

Ramon Davila, COO	50,000 250,000	$3.62 $1.56	28-Aug-13 17-Dec-13	$Nil $152,000	Nil	Nil

Raymond Polman, CFO	100,000 50,000	$4.65 $4.15	25-Mar-11 28-Jul-11	Nil Nil	Nil	Nil

Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each Named Executive Officer:

	Option-based awards –		Non-equity incentive plan
	Value vested during the	Share-based awards – Value	compensation – Value earned
	year(1)	vested during the year	during the year(2)
Name	($)	($)	($)
Keith Neumeyer, CEO	$25,225	Nil	Nil
Ramon Davila, COO	$25,225	Nil	$50,376
Raymond Polman, CFO	$3,000	Nil	$25,000

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2)

Mr. Davila’s compensation comprises of $7,736 (US$7,257) for finder’s fee, $42,640 (US$40,000) bonus paid during the year ended December 31, 2008 for performance in 2005, 2006, 2007 and 2008.. The rate of exchange used to convert US dollars to Canadian dollars is 1.0660 which is the average rate for 2008 as posted by the Bank of Canada. Mr. Polman’s compensation comprises of a bonus paid during the year ended December 31, 2008 for performance in 2007.

The number of options vesting to Named Executive Officers under the 2008 Stock Option Plan during the most recently completed financial year was 730,000, of which no options were exercised by the Named Executive Officers during the most recently completed financial year.

Option-Based Awards – Outstanding at Year End

The following table sets forth for each Named Executive Officer, the number of options that were outstanding as at December 31, 2008 and includes the exercise price, expiration date and the value of such options as at December 31, 2008.

	Number of Securities
	Underlying Unexercised	Option		Value of Unexercised In-the
	Options	Exercise Price	Option	Money Options(1)
Name	(#)	($)	Expiration Date	($)

Keith Neumeyer,	100,000	$4.30	19-Jun-11	0
CEO	35,000	$4.32	6-Dec-11	0
	50,000	$4.41	22-Dec-11	0
	15,000	$5.00	7-Feb-12	0
	200,000	$4.34	5-Dec-12	0
	50,000	$3.62	28-Aug-13	0
	240,000	$1.44	10-Nov-13	$175,200
	100,000	$1.56	17-Dec-13	$ 61,000
Total				$236,200

Ramon Davila,	100,000	$4.30	19-Jun-11	0
COO	35,000	$4.32	6-Dec-11	0
	100,000	$4.41	22-Dec-11	0
	65,000	$5.00	7-Feb-12	0
	200,000	$4.32	5-Dec-12	0
	50,000	$3.62	28-Aug-13	0
	250,000	$1.56	17-Dec-13	$152,500
Total				$152,500

	Number of Securities
	Underlying Unexercised	Option		Value of Unexercised In-the
	Options	Exercise Price	Option	Money Options(1)
Name	(#)	($)	Expiration Date	($)

Raymond Polman,	200,000	$5.50	1-Feb-10	0
CFO	50,000	$4.64	1-Jun-10	0
	100,000	$4.34	5-Dec-10	0
	100,000	$4.65	25-Mar-11	0
	50,000	$4.15	28-Jul-11	$ 0
Total				$ 0

(1)

This amount is based on the difference between the market value of the Common Shares underlying the options at the end of the most recently completed financial year, and the exercise price of the option.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Each of the Named Executive Officers have termination and change and control benefits provided for in their employment agreements. The terms of each of the Named Executive Officer’s employment agreements is contained in this Information Circular under the heading “Statement of Executive Compensation – Compensation Discussion and Analysis”.

The following table sets out the maximum amount the Company could be obligated to pay in the event that a Named Executive Officer was terminated without cause as of December 31, 2008. The Company would also be obligated to pay the Named Executive Officer’s actual accrued base salary and expenses up to the date of termination and continue the Named Executive Officer’s health benefits and option entitlements for the period set out in their respective employment agreements.

Name	Base Salary	Bonus	Vacation Pay	Total Gross Payment
Keith Neumeyer(1), CEO	$195,936(4)	Nil	Nil	$195,936
Ramon Davila(2), COO	$146,952(5)	$12,246	Nil	$159,198
Raymond Polman(3), CFO	$93,000(6)	Nil	$8,084	$101,084

(1)

On a termination without cause or following a change of control Mr. Neumeyer’s employment agreement and consulting agreement provide that he will be entitled to payment of eight months’ base salary plus benefits. After two years of employment with the Company, this amount will increase by two months for each additional year of employment.

(2)

On a termination without cause Mr. Davila’s employment agreement and consulting agreement provide that he will be entitled to payment of six months’ consulting fees. This amount will increase by two months for each additional year of consulting. In the event of a change of control, the Company is committed to making severance payments to Mr. Davila totaling twelve months’ base salary plus benefits.

(3)

On a termination without cause or a following a change of control, Mr. Polman’s employment agreement and consulting agreement provide that he will be entitled to payment of six months’ base salary plus benefits. This amount will increase by one month for each additional year of employment to a maximum total of 18 months base salary.

(4)	$195,936 in the event of termination on a change of control. The rate of exchange used to convert US dollars to Canadian dollars is 1.2246 per Bank of Canada on December 31, 2008.

(5)	$294,904 in the event of termination on a change of control. The rate of exchange to convert US dollars to Canadian dollars is 1.2246 per Bank of Canada on December 31, 2008.

(6)	$93,000 in the event of termination on a change of control.

COMPENSATION OF DIRECTORS

Other than compensation paid to the Named Executive Officers, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, in their capacity as members of the Board of Directors or of a committee of the Board of Directors of its subsidiaries, or as consultants or experts, during the Company’s most recently completed financial year.

The following table sets forth the details of compensation provided to the directors, other than the Named Executive Officers during the Company’s most recently completed financial year:

Director Compensation Table

		Share-		Non-Equity
	Fees	based	Option-based	Incentive Plan	Pension	All Other
	Earned	Awards	Awards(1)	Compensation	Value	Compensation(2)	Total
Name	($)	($)	($)	($)	($)	($)	($)
Robert McCallum	$62,000	Nil	Nil	Nil	Nil	$2,000	$64,000
Douglas Penrose	$56,000	Nil	Nil	Nil	Nil	$2,000	$58,000
Tony Pezzotti	$51,000	Nil	$96,000	Nil	Nil	$2,000	$149,000
David Shaw	$33,500	Nil	$96,000	Nil	Nil	$2,000	$131,500
Robert Young	$31,000	Nil	Nil	Nil	Nil	$2,000	$33,000

(1)	The value of the option based awards was calculated using the Black-Scholes Option Pricing Model.

(2)	Represents miscellaneous out-of-pocket expenses.

Independent members of the Board of Directors are compensated for acting as directors and may be granted incentive stock options pursuant to the policies of the Toronto Stock Exchange and the Option Plan. The Board of Directors as a whole determines the stock option grants for each director.

As at January 1, 2008, the Board of Directors determined that each independent director will receive an annual fee of $24,000, $750 for each quarterly meeting attended and $500 for each non-quarterly meeting attended exceeding 60 minutes. The Chairman of the Board of Directors (Mr. McCallum) receives an additional annual fee of $15,000, the Chairman of the Audit Committee (Mr. Penrose) receives an additional annual fee of $12,000, the Chairman of the Compensation Committee (Mr. Pezzotti) receives an additional annual fee of $5,000 and the Chairman of the Corporate Governance Committee (Mr. McCallum) receives an additional annual fee of $5,000. Further, each independent member of the Audit Committee (Messrs. McCallum, Pezzotti and Penrose) receives a fee of $1,000 per meeting, each independent member of the Compensation Committee (Messrs. Pezzotti, Shaw and Young) receives a fee of $500 per meeting and each independent member of the Corporate Governance Committee (Messrs. McCallum, Penrose and Shaw) receives a fee of $500 per meeting. The independent directors of the Company as at the fiscal year end were Mr. Robert McCallum, Mr. Tony Pezzotti, Mr. David Shaw, Mr. Douglas Penrose and Mr. Robert Young. From time to time, the Company also grants stock options to directors.

Compensation of Directors - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the incentive plan awards granted to the directors of the Company during the most recently completed financial year:

	Option-based Awards				Share-based Awards
	Number of					Market or
	securities			Value of	Number of	payout value of
	underlying	Option		unexercised in-	shares or units	share-based
	unexercised	exercise	Option	the-money	of shares that	awards that
	options	price	expiration	options	have not vested	have not vested
Name	(#)	($)	date	($)	(#)	($)

Robert McCallum	Nil	N/A	N/A	Nil	Nil	Nil

Douglas Penrose	Nil	N/A	N/A	Njl	Nil	Nil

Tony Pezzotti	100,000	$1.56	17-Dec-13	$61,000	Nil	Nil

David Shaw	100,000	$1.56	17-Dec-13	$61,000	Nil	Nil

Robert Young	Nil	N/A	N/A	Nil	Nil	Nil

Directors Compensation - Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed fiscal year by each director:

	Option-based awards –		Non-equity incentive plan
	Value vested during the	Share-based awards – Value	compensation – Value earned
	year(1)	vested during the year	during the year
Name	($)	($)	($)
Robert McCallum	$13,975	Nil	Nil
Douglas Penrose	$22,225	Nil	Nil
Tony Pezzotti	$4,225	Nil	Nil
David Shaw	$4,225	Nil	Nil
Robert Young	$22,225	Nil	Nil

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s financial year ended December 31, 2008, the information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Number of securities
	Number of securities	Weighted-average	remaining available for
	to be issued upon	exercise price of	issuance under equity
	exercise of	outstanding	compensation plans
	outstanding options,	options, warrants	(excluding securities
	warrants and rights	and rights	reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	6,862,500	$3.84	522,281
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Totals	6,862,500	$3.84	522,281

A description of the Company’s Option Plan is contained in this Information Circular under the heading “Executive Compensation – Description of the Option Plan”.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS TO THE COMPANY

No director or senior officer of the Company or any associate or affiliate of any such director or senior officer, other than Ramon Davila, is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year. During the year ended December 31, 2008, the Company provided an unsecured interest free loan of US$30,000 to Mr. Davila. This loan was fully repaid subsequent to December 31, 2008.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, none of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company's last financial year, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company.

AUDITORS

The auditors for the Company are Deloitte & Touche LLP, Chartered Accountants of Four Bentall Centre, 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1P4. Management of the Company intends to nominate Deloitte & Touche LLP for reappointment as auditors of the Company. At the Meeting, shareholders will be asked to approve (a) the re-appointment of Deloitte & Touche LLP as auditors for the Company to hold office as such until the next Annual General Meeting of the Company and (b) a resolution authorizing the Board of Directors to fix the remuneration to be paid to the auditors for the upcoming year. Forms of Proxy given pursuant to the solicitation by the management of the Company will, on any poll, be voted in favour of such matters. Deloitte & Touche LLP were first appointed as auditors for the Company on December 14, 2004.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Company is responsible for developing, reviewing and implementing a set of corporate governance guidelines specifically applicable to the Company, as provided in Appendix “A” Statement of Corporate Governance Practices. The corporate governance practices ensure the process and structure used to direct and manage the business and affairs of the Company with the objective of enhancing shareholder value, which includes ensuring the financial viability of the business.

The Board of Directors has adopted a Board Mandate, as provided in Appendix “B” hereto, clarifying responsibilities and ensuring effective communication between the Board of Directors and management.

MANAGEMENT CONTRACTS

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board of Directors of the Company.

AUDIT COMMITTEE

As required by National Instrument 52-110, information about the Company’s Audit Committee is provided in the Company’s most recent Annual Information Form (“AIF”) under “Directors and Officers”. The AIF may be obtained from the Company’s disclosure documents available on the SEDAR website at www.sedar.com.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2008, together with the auditor’s report on those statements (the “Financial Statements”), will be presented to the shareholders at the Meeting. The Financial Statements are included within the Company’s 2008 Annual Report which is being mailed with this Information Circular to the shareholders of record.

OTHER MATTERS TO BE ACTED UPON

Management of the Company is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed Proxy are authorized to vote the shares represented by the Proxy in accordance with their best judgment.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the SEDAR website at www.sedar.com. Financial information concerning the Company is also provided in the Company’s comparative financial statements for the year ended December 31, 2008.

Shareholders may obtain a copy of the Company’s financial statements and management’s discussion and analysis upon request to the Company at Suite 1805 – 925 West Georgia Street, Vancouver, BC, V6C 3L2 or can view them on the Company’s website at www.firstmajestic.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board of Directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia the 13th day of April, 2009.

“Keith Neumeyer”

Keith Neumeyer,
President and Chief Executive Officer

APPENDIX “A”

FIRST MAJESTIC SILVER CORP.

(the “Company”)

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following description of the governance practices of the Company is provided in accordance with the guidelines of National Instrument 58-101, as set out in Form 58-101F1 (the “Form 58-101F1 Guidelines”). The Form 58-101F1 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The directors of the Company will continue to monitor the developments and the various changes to the proposed corporate governance guidelines and best practices and where applicable will amend its corporate governance guidelines accordingly.

1.	Board of Directors

Independence of the Board

The Board consists of seven directors, of whom five are independent. None of the five unrelated directors has any direct or indirect material relationship with the Company (other than shareholdings) which could, in the view of the Company’s Board, reasonably interfere with the exercise of a directors’ independent judgment. Robert McCallum, Tony Pezzotti, David Shaw, Douglas Penrose and Robert Young are independent directors. Keith Neumeyer is the Chief Executive Officer of the Company and Ramon Davila is the Chief Operating Officer. Neither Mr. Neumeyer nor Mr. Davila are independent directors.

Directorships

The directors of the Company are directors of the following reporting issuers set opposite their names:

  Robert A. McCallum – Director of Shore Gold Inc.

  David Shaw – President and Director of Albion Petroleum Ltd.; Director of Pan Pacific Aggregates plc.

  Robert Young – Director of Goldrush Resources Ltd.

  Tony Pezzotti – Pan Terra Industries Inc.

Independent Directors’ Meetings

The independent directors hold regularly scheduled meeting at which non-independent directors and members of management do not attend. The Board holds its in-camera meeting at the end of each quarterly board meeting and Audit Committee meetings. During the financial year ended December 31, 2008, the independent directors held four in-camera meetings.

Chairman

The Chairman of the Board, Robert McCallum, is an independent director.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual general meeting of the Company’s shareholders. Each committee of the Board meets once a year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the financial year ended December 31, 2008, the Board held 14 meetings, the Audit Committee held 13 meetings, the Corporate Governance Committee held zero meetings and the Human Resources, Compensation and Nominating Committee held two meetings. The following table provides details regarding attendance at the Board and committee meetings during the financial year ended December 31, 2008.

Meetings of the Board and Committees of the Board
Director	Board of Directors	Audit Committee	Corporate Governance Committee	Human Resources, Compensation and Nominating Committee
Robert McCallum	14	12
Keith Neumeyer	13
Ramon Davila	11
Tony Pezzotti	14	13		2
David Shaw	14			2
Douglas Penrose	13	13
Robert Young	12			2

2.	Board Mandate

The Board Mandate was implemented by the Board effective December 21, 2006, and is attached as Appendix “B” to this Information Circular.

3.	Position Descriptions

Written position descriptions have been developed by the Board for the Chairman of the Board and the Chairman of each committee of the Board. The Company is currently in the process of reviewing the position description for the Chief Executive Officer of the Company and expects to have the written position description in place prior to the Annual General Meeting.

4.	Orientation and Continuing Education

Orientation and education of new members of the Board is conducted informally by management and members of the Board. The orientation provides background information on the Company’s history, performance and strategic plans.

5.	Ethical Business Conduct

The Board has adopted a formal written code of ethical conduct (the “Code”) for its directors, officers and employees. The Company’s Corporate Governance Committee is responsible for setting the standards of business conduct contained in the Code, as well as overseeing and monitoring compliance with the Code by ensuring all directors, officers and employees receive and become familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Corporate Governance Committee. A copy of the Code may be accessed on the Company’s website at www.firstmajestic.com.

6.	Whistleblower Policy

The Company has adopted a Whistleblower Policy which allows its directors, officer and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls, auditing matters to report such violation or concerns on a confidential and anonymous basis. Such reporting can be made by web-based reporting or telephone through EthicsPoint, Inc., an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to the Chairman of the Corporate Governance Committee or Chief Executive Officer who then investigates each matter so reported and takes corrective and disciplinary action, if appropriate.

7.	Nomination of Directors

The Human Resources, Compensation and Nominating Committee which consists of Tony Pezzotti, David Shaw and Robert Young, is responsible for identifying individuals qualified to become new board members and for recommending to the Board the new director nominees for the next annual meeting of shareholders.

8.	Compensation

Independent members of the Board are compensated for acting as directors and may be granted incentive stock options pursuant to the policies of the Toronto Stock Exchange and the Company’s stock option plan. The Company’s Human Resources, Compensation and Nominating Committee reviews management’s recommendations for and, in accordance with Board guidelines, recommends the granting of stock options to management, directors, officers and other employees and consultants of the Company and its subsidiaries. The Board as a whole determines the stock option grants for each director. The Human Resources, Compensation and Nominating Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers and for identifying individuals qualified to become new board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.

9.	Other Board Committees

The Board is satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full board to perform the duties that would be required by standing committees, other than the Audit Committee, Human Resources, Compensation and Nominating Committee and Corporate Governance Committee.

The Corporate Governance Committee which consists of Robert McCallum, Douglas Penrose and David Shaw, under the supervision of the Board, has overall responsibility to monitor the governance of the board of directors (including the size of the board and the profiles of the board members) and board committees. The Corporate Governance Committee’s responsibilities include, but are not limited to, the following:

  Review at least annually the size, composition and profile of the Board;

  Review at least annually the performance of the Board as a whole;

  Review annually the performance of individual directors, including with respect to minimum attendance guidelines, diligence, avoidance or handling of conflicts of interest and compliance with respect to their statutory and common law duties;

  Evaluate the performance of the Chairman of the Board;

  On an annual basis, recommend and bring forward to the Board, a list of corporate governance issues for review, discussion or action by the Board or a committee; and

  On an annual basis, review the indemnification polices of the Company, general liability insurance policy and Directors’ and Officers’ insurance policy.

10.	Assessments

The Board considers individual director performance assessments are not warranted, given the Company’s stage of development, the directors’ shareholdings and the required time commitment to the affairs of the Company.

APPENDIX “B”

FIRST MAJESTIC SILVER CORP.

(the “Company”)

BOARD OF DIRECTORS MANDATE

I.	INTRODUCTION

A.

The First Majestic Silver Corp. (“First Majestic” or the “Company”) Board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.

The directors are stewards of the Company. The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

	C.	This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION

A.

Nominees for directors are initially considered and recommended by the Board’s Compensation and Nominating Committee in conjunction with the Board Chair, approved by the entire Board and elected annually by the shareholders.

	B.	A majority of directors comprising the Board must qualify as independent directors (as defined in National Instrument 58-201 Disclosure of Corporate Governance Practices.

	C.	Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their mandates.

III.	DUTIES AND RESPONSIBILITIES

	A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

i)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Compensation and Nominating Committee;

		ii)	appointing, determining the composition of and setting the terms of reference for, Board committees;

		iii)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair, committees and directors in fulfilling their responsibilities;

		iv)	assessing the adequacy and form of director compensation;

		v)	assuming responsibility for the Company’s governance practices;

	vi)	establishing new director orientation and ongoing director education processes;

	vii)	ensuring that the independent directors meet regularly without executive directors and management present;

	viii)	setting the terms of reference for the Board; and

	ix)	appointing the secretary to the Board.

B.	Human Resources

The Board has the responsibility to:

	i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

	ii)	appoint the CEO and plan CEO succession;

	iii)	set terms of reference for the CEO;

	iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

	v)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

	vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

	vii)	set the CEO’s compensation;

	viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

	ix)	approve decisions relating to senior management, including:

		a.	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

		b.	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

		c.	review compensation plans for senior management including salary, incentive, benefit and pension plans; and

		d.	employment contracts, termination and other special arrangements with executive officers, or other employee groups.

	x)	approve certain matters relating to all employees, including:

		a.	the Company’s broad compensation strategy and philosophy;

		b.	new benefit programs or material changes to existing programs; and

	xi)	ensure succession planning programs are in place, including programs to train and develop management.

C.	Strategy and Plans

The Board has the responsibility to:

	i)	adopt and periodically review a strategic planning process for the Company;

ii)

participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

	iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

	iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

	v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

	vi)	approve material divestitures and acquisitions.

D.	Financial and Corporate Issues

The Board has the responsibility to:

	i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

ii)

review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

	iii)	declare dividends;

iv)

approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses; and recommend changes in authorized share capital to shareholders for their approval;

	v)	approve the incurring of any material debt by the Company outside the ordinary course of business;

	vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

	vii)	recommend the appointment of external auditors and approve auditors’ fees.

E.	Business and Risk Management

The Board has the responsibility to:

	i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

	ii)	approve any plans to hedge silver sales; and

	iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.	Policies and Procedures

The Board has the responsibility to:

	i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

ii)

approve and act as the guardian of the Company’s corporate values, including the implementation of a Code of Business Conduct and Ethics for the Company and management’s procedures to monitor compliance with the Code of Business Conduct and Ethics;

	iii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

	iv)	establish the Company’s Environmental, Health and Safety Policy.

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

	i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

	ii)	approve and periodically review the Company’s communications policy;

	iii)	ensure the Board has measures in place to receive feedback from shareholders;

	iv)	approve interaction with shareholders on all items requiring shareholder response or approval;

	v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

	vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

vii)

ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

	viii)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

	ix)	report annually to the shareholders on the Board’s stewardship for the preceding year.

IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.	The Board is responsible for:

	i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

	ii)	recommending changes in the Articles and Bylaws, matters requiring shareholder approval, and setting agendas for shareholder meetings.

B.	B.C. law identifies the following as legal requirements for the Board:

	i)	act honestly and in good faith with a view to the best interests of the Company, including the duty:

		a.	to disclose conflicts of interest;

		b.	not to appropriate or divert corporate opportunities;

		c.	to maintain confidential information of the Company and not use such information for personal benefit; and

		d.	disclose information vital to the business of the Company in the possession of a director;

	ii)	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

	iii)	act in accordance with the Business Corporations Act (British Columbia) (BCBCA) and any regulations, by-laws and unanimous shareholder agreement.

EFFECTIVE DATE

This Mandate was implemented by the Board on December 21, 2006